

September 26, 2013

<u>Via E-mail</u>
Donald L. Walford
Chief Executive Officer
Three Forks, Inc.
555 Eldorado Blvd.
Suite #100
Broomfield, CO 80021

> **Re:** **Three Forks, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed August 30, 2013**
> **File No. 000-55033**

Dear Mr. Walford:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>Registration Statement on Form 10-12G Filed August 30, 2013</u>

<u>General</u>

1. Since you appear to qualify as an "emerging growth company," as defined in the Jumpstart Our Business Startups Act, please revise your registration statement to state your election under Section 107(b) of the JOBS Act:

    • If you have elected to opt <u>out</u> of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

- If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(2), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

2.   In addition, consider describing the extent to which any of the JOBS Act exemptions are available to you as a Smaller Reporting Company.

Business, page 3

Recent Oil and Gas Acquisitions, page 5

Five Jab – Louisiana and Texas, page 6

3.   With your next amendment, please disclose whether or not you met the October 1, 2013 requirement to acquire the remaining 37.5% of working interest in the Five Jab, Inc. properties for $1.9 million in cash. If not, please discuss what steps the company is taking to avoid the "reversionary event" contemplated.

Summary of Oil and Natural Gas Reserves, page 11

Proved Developed Reserves and Proved Undeveloped Reserves, page 11

4.   You disclose certain proved reserves unrelated to the Company's interests and prior to the date of your ownership in the Five Jab, Inc. properties. Please advise or revise this disclosure to present such information as of the effective date of the Company's ownership at June 30, 2013.

Qualifications of Technical Persons and Internal Controls Over Reserves Estimation Process, page 12

5.   Please refer to Item 1202(a)(7) of Regulation S-K and expand the disclosure of the internal controls over your reserves estimation process to present the qualifications of the technical person within the Company primarily responsible for overseeing the preparation of the Company's reserves estimates.

Summary of Oil and Natural Gas Properties and Projects, page 13

Production, Price and Cost History, page 13

6.   Please amend the disclosure on page 13 and elsewhere on page 24 related to the production from the properties located in Weld County, Colorado to provide the production by final product sold and the average production cost per unit of production. Refer to the disclosure requirements set forth in Items 1204(a) and 1204(b)(2) of Regulation S-K.

Developed and Undeveloped Acreage, page 13

7.   Please refer to Item 1208(b) of Regulation S-K and expand your disclosure to address the expiration of material amounts of the Company's proved undeveloped acreage.

Plan of Operations, page 14

8.   We note your disclosure on page 15 indicating your independent registered public accounting firm reported on your financial statements as of June 30, 2013. However, we note their report does not make reference to this period. Please revise your disclosure as appropriate. It appears a similar correction is necessary for the reference to the audited period ended June 30, 2012 on page 51.

Directors and Executive Officers, page 30

9.   In accordance with Item 401(e) of Regulation S-K, please provide a complete five-year biographical sketch for each executive officer and director. Revise or append your sketches as appropriate so that all employment and positions held during the past five years have been described for each individual. For example, it is unclear from Mr. Hattenbach's sketch during what period of his "19 years of experience" he has worked for his company, Capital Risk Consulting, as opposed to the other companies listed in his profile. Similar gaps exist in the sketches provided for Messrs. Nichols, Young, and Dragul.

10.   In addition, for each director or person nominated or chosen to become a director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director in light of your business and structure.

Executive Compensation, page 34

Director Compensation, page 37

11.   Item 402(r)(2) of Regulation S-K states that a smaller reporting company shall include in the director compensation table "[t]he name of each director unless such director is also a named executive officer . . . and his or her compensation for service as a director is fully reflected in the Summary Compensation Table." As you already present the compensation paid to Messrs. Nichols and Walford for their service as officers in your summary compensation table at page 35, please remove the amounts shown as compensation in this table.

Three Forks, Inc. Financial Statements

Balance Sheets, page F-3

12.   We note you include property held for resale as a component of total current assets. Please revise your presentation to separately present property held for sale as a separate item in your balance sheets. Refer to FASB ASC 205-20-45-10. As a result of this reclassification, please modify your disclosures as they relate to working capital.

Statements of Operations, page F-4

13.   We note that you sold your properties in Weld County, Colorado in January 2013. Considering that you have presented these properties as held for sale on your balance sheet, please tell us how you considered the guidance per FASB ASC 205-20-45 regarding discontinued operations.

Note 12 – Supplemental Oil and Gas Reserve Information (Unaudited), page F-15

14.   Please amend the definitions shown herein to conform to the reserve definitions as set forth in the Rule 4-10(a) of Regulation S-X.

15.   We note your estimate of proved reserves relies, in part, on a reserves report prepared as of December 31, 2012 by Ralph E. Davis Associates, Inc. (Ralph E. Davis) that was subsequently adjusted by the Company to an effective date of June 30, 2013. Please provide us with the referenced reserves reports prepared by Ralph E. Davis as of December 31, 2012 and the reserves report subsequently prepared by the Company as of June 30, 2013. You may furnish the reports in hard copy format or as Adobe PDF files on digital media such as flash drive or compact disk.

        If you would like to have these supplemental materials returned to you, please comply with the provisions of Rule 418(b) of Regulation C, which provides for the return of supplemental information as long as certain express conditions are met.

If you wish to request confidential treatment of these materials while they are in our possession, please follow the procedures set forth in Rule 83 of the Freedom of Information Act.

Please indicate your preferred method of disposition/return and direct these engineering items to:

U.S. Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-628
Attn: John E. Hodgin

Estimated Quantities of Proved Oil and Gas Reserves, page F-16

16. Please clarify for us the reason that the disclosure of your proved reserves excludes those quantities of proved undeveloped reserves otherwise disclosed on page 12 as attributed to the reserves report prepared by Ralph E. Davis Associates, Inc.

Standardized Measure of Discounted Future Net Cash Flows, page F-17

17. Please advise or revise the calculation of your standardized measure of discounted future net cash flows to include the cost to plug and abandon your proved properties as part of the future development costs. Refer to the guidance provided by the Division of Corporation Finance at http://www.sec.gov/divisions/corpfin/guidance/oilgasletter.htm.

Five Jab, Inc. Financial Statements

Statements of Operations, page F-22

18. We note you present the gain from the sale of oil and gas properties of $1,032,548 as a component of other income rather than as a component of income (loss) from operations. Refer to FASB ASC 360-10-45-5 and revise your presentation as necessary or otherwise advise.

Note 1 – Summary of Significant Accounting Policies, page F-25

Basis of Presentation, page F-25

19. We note your disclosure indicating that the financial statements of Five Jab, Inc. included in this filing do not reflect financial statements required by GAAP. Please clarify for us why you have included this disclosure and why the audited financial statements refer to financial statements prepared in conformity with generally accepted accounting principles in the United States of America.

Property and Equipment, page F-26

20.   We note the policy disclosure that "depletion and amortization of capitalized acquisition, exploration and development costs are computed on the units-of-production method by property as the related proved reserves are produced." However, it appears that exploration and development costs are required to be amortized on the basis of the total estimated units of proved developed reserves. Please confirm, if true, that this accounting policy complies with FASB ASC 932-360-35-6 and 35-7 and modify your disclosure accordingly, or otherwise advise.

Unaudited Pro Forma Condensed Financial Statements

Unaudited Pro Forma Condensed Balance Sheet, page F-34

21.   We note that the financial statements for Five Jab, Inc. include an asset retirement obligation of $281,962 as of June 30, 2013. However, it does not appear that this asset retirement obligation is reflected in your pro forma financial statements. Please revise or advise.

22.   We note that your historical financial statements were prepared using the full cost method of accounting while the financial statements of Five Jab, Inc. were prepared using the successful efforts method of accounting. Note that a parent and its subsidiaries should use the same method of accounting. Please revise to disclose whether you will continue to apply the full cost method of accounting. Refer to SAB Topic C2.

Unaudited Pro Forma Condensed Statement of Operations, page F-35

23.   It appears that the pro forma statement of operations for the six month period ended June 30, 2013 presents information consistent with the historical financial statements for Five Jab Inc. However, this does not appear to be the case for the fiscal year ended December 31, 2012. Please revise or advise.

Exhibits

General

24.   Please re-file your exhibits in EDGAR using separate, distinct numbering that matches your exhibit list at pages 52-53. Also, please make sure that this numbering is displayed on the first page of each exhibit.

25.   We note that Exhibits 3(i).1, 3(i).2, 3(i).3, 3(i).4, 10.5, 10.11, 10.12, 10.13, and 10.14 were electronically filed in an un-searchable format. Please amend your filing to resubmit these exhibits in a text searchable format. See Section 5.1 of the EDGAR Filer

Manual, Volume II: "EDGAR Filing," Version 21 (October 2012) and Item 301 of Regulation S-T.

26.   Please ensure that you have filed complete versions of each of your material contracts, including any schedules and exhibits. Please refer to Item 601(b)(10) of Regulation S-K. As examples only, we note that you have not filed Exhibits "A" or "B" to the Operating Agreement of Three Forks No. 1, LLC filed as Exhibit 10.6 or Exhibits "A" through "C" to the Purchase Sale and Participation Agreement with 5 Jab, Inc. filed as Exhibit 10.12. Please re-file such agreements to include all of the exhibits.

Closing Comments

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer O'Brien, Staff Accountant, at (202) 551-3721, or Ethan Horowitz, Branch Chief, at (202) 551-3311, if you have questions regarding comments on the financial statements and related matters. You may contact John Hodgin, Petroleum Engineer, at (202) 551- 3699, with questions about engineering comments. Please contact Paul Monsour, Staff Attorney, at (202) 551-3360, or me, at (202) 551-3740, with any other questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Mr. Michael A. Littman